Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3 No.333-00000) and related Prospectus of Stemline Therapeutics, Inc. for the registration of common stock, preferred stock, warrants, debt securities, or units and to the incorporation by reference therein of our report dated March 15, 2019, with respect to the financial statements of Stemline Therapeutics, Inc., and the effectiveness of internal control over financial reporting of Stemline Therapeutics, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Stamford, Connecticut

March 15, 2019